SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 29, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS PRESS RELEASE ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-180880) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS PRESS RELEASE IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Announcement of LM Ericsson Telephone Company, dated June 29, 2012 regarding “Increase in the total number of shares and votes in Telefonaktiebolaget LM Ericsson”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President Corporate Communications

Date: June 29, 2012

PRESS RELEASE JUNE 29, 2012

Increase in the total number of shares and votes in Telefonaktiebolaget LM Ericsson

Telefonaktiebolaget LM Ericsson (NASDAQ:ERIC) confirms that as per June 29, 2012, the company’s share capital amounts to SEK 16,525,258,678 and the total number of shares is 3,305,051,735, of which 261,755,983 are shares of series A and 3,043,295,752 are shares of series B. The total number of votes is 566,085,558.2, of which the series A shares represent 261,755,983 votes and the series B shares represent 304,329,575.2 votes.

The increase in the number of shares and votes is caused by the company’s recent issue of 31,700,000 shares of series C, which shares have subsequently been repurchased by the company and converted into shares of series B, by virtue of a conversion clause in the articles of association. This is in accordance with the resolution by the Annual General Meeting 2012 to expand the treasury stock as part of the financing of Ericsson's Long-Term Variable Remuneration Program (LTV) 2012. The company currently holds 89,695,956 shares as treasury stock.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Our web site address is www.ericsson.com.1

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on June 29, 2012, at 08.00am.

[1]	This is a textual reference only. The information on, or accessible through, our website is not part of this document.